[USA INTERACTIVE LETTERHEAD]

March 25, 2003

VIA EDGAR AND FACSIMILE

Reginald Norris
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549-0405

  Re:
  USA Interactive
  Registration Statement on Form S-3 (File No. 333-103430)
  Request for Withdrawal

Dear Mr. Norris:

        USA Interactive, a Delaware corporation (the "Company"), hereby respectfully requests the withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-103430) filed by the Company on February 25, 2003 with the Securities and Exchange Commission.

        In accordance with Rule 477 promulgated pursuant the Securities Act of 1933, the Company confirms that none of its securities were sold pursuant to the Registration Statement. Effectiveness of the Registration Statement has not been granted. The grounds on which the Company makes this application are that there is no longer a present intention to offer or sell the securities under the Registration Statement.

        Please contact the undersigned (tel. 212-314-7232) or Karen E. Bertero of Gibson, Dunn & Crutcher LLP (tel. 213-229-7000), should you have any questions regarding the foregoing.

Very truly yours,
USA INTERACTIVE
By:	/s/ JOANNE HAWKINS
Name: Joanne Hawkins Title: Associate General Counsel